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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

First Oak Brook Bancshares, Inc.
(Name of Issuer)
Common Stock, par value $2.00 per share
(Title of Class of Securities)
335847208
(CUSIP Number)
Richard F. Levy
Jenner & Block LLP
One IBM Plaza
Chicago, IL 60611
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 1, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	335847208	13D	Page	2	of	5 Pages

1	NAMES OF REPORTING PERSONS: Eugene P. Heytow

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		1,047,077

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		637,553

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,407,077

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

     This Amendment No. 1 amends and supplements the Statement on Schedule 13D (the “Schedule 13D”), relating to the shares of common stock, par value $2.00 per share (the “Common Stock”), of First Oak Brook Bancshares, Inc., a Delaware corporation (“First Oak Brook”), previously filed by Eugene P. Heytow (“Mr. Heytow”) on January 17, 2006. Unless amended or supplemented hereby, all information previously filed remains in effect.
     Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended to add the following information:
     MB Financial, Inc. (“MBFI”) and First Oak Brook have entered into an Agreement and Plan of Merger dated as of May 1, 2006 (the “Merger Agreement”) pursuant to which, among other things, and subject to the terms and conditions set forth therein, First Oak Brook will merge with and into MBFI Acquisition Corp., a wholly owned subsidiary of MBFI (the “Merger”), pursuant to which the shareholders of First Oak Brook will receive cash and/or common stock of MBFI as stated in the Merger Agreement.
     MBFI requested, as a condition to its execution and delivery to First Oak Brook of the Merger Agreement, that (i) each director and certain executive officers of First Oak Brook deliver to MBFI a voting agreement and (ii) each affiliate of First Oak Brook deliver to MBFI an affiliate agreement. As such, as of May 1, 2006, Mr. Heytow entered into a voting agreement (the “Voting Agreement”) and an affiliate agreement (the “Affiliate Agreement”) with MBFI. See Item 6 below.
     Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:
(a)	As of the date hereof, Mr. Heytow beneficially owns an aggregate of 1,047,077 shares of the Common Stock (including 9,500 shares subject to stock options exercisable within 60 days of May 1, 2006), representing beneficial ownership of approximately 10.6% of the Common Stock based on the number of outstanding shares as reported by First Oak Brook on its Schedule 14A filed April 7, 2006.

(b)	Mr. Heytow has sole power to vote or direct the vote of 1,047,077 shares of the Common Stock (including 9,500 shares subject to stock options exercisable within 60 days of May 1, 2006). Of those shares, Mr. Heytow has sole dispositive power over 637,553 shares of the Common Stock (including 9,500 shares subject to stock options exercisable within 60 days of May 1, 2006).

(c)	There have been no transactions in the securities of First Oak Brook effected by Mr. Heytow in the last 60 days.

(d)	The record owner of the 409,524 shares of the Common Stock over which Mr. Heytow does not have dispositive power has the right to receive, or the power to direct the receipt of, dividends from and proceeds from the sale of such shares.

(e)	Inapplicable.

Page 3 of 5 Pages

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended to add the following information:
     As discussed in Item 4 above, in connection with the Merger Agreement, Mr. Heytow entered into the Voting Agreement and the Affiliate Agreement.
     Pursuant to the Voting Agreement, Mr. Heytow (i) agrees to be present (in person or by proxy) at all meetings of shareholders of First Oak Brook called to vote for adoption of the Merger Agreement; (ii) agrees to vote, or cause to be voted, all shares of the Common Stock over which he has voting power in favor of adoption of the Merger Agreement and the transactions contemplated thereby; and (iii) agrees not to, with limited exceptions, sell, transfer or otherwise dispose of any Common Stock of First Oak Brook over which he has dispositive power until after the meeting of First Oak Brook shareholders to vote on the Merger Agreement. Mr. Heytow entered into the Voting Agreement solely in his capacity as a shareholder of First Oak Brook and nothing in the Voting Agreement imposes any obligation on Mr. Heytow to take any action, or omit to take any action, in his capacity as a member of the First Oak Brook Board of Directors.
     Pursuant to the Affiliate Agreement, Mr. Heytow will not sale, transfer or dispose of MBFI stock received as a result of the Merger unless (i) such sale, transfer or other disposition has been registered under the Securities Act of 1933 (the “Securities Act”), (ii) such sale, transfer or other disposition is made in conformity with the provisions of Rule 145(d) under the Securities Act, or (iii) in the opinion of counsel in form and substance reasonably satisfactory to MBFI, or under a “no-action” letter obtained by Mr. Heytow from the staff of the Securities Exchange Commission, such sale, transfer or other disposition will not violate or is otherwise exempt from registration under the Securities Act. The Affiliate Agreement will have no force or effect if Mr. Heytow is not an “affiliate” of First Oak Brook at the time of the meeting of the stockholders of First Oak Brook at which the stockholders of First Oak Brook will vote to adopt the Merger Agreement and approve the Merger and related transactions.
     The information provided in Exhibits 1 and 2 of this Statement is hereby incorporated by reference into this Item 6.
     Item 7. Material to be filed as Exhibits.
     Exhibit 1       Voting Agreement, dated as of May 1, 2006.
     Exhibit 2       Affiliate Agreement, dated as of May 1, 2006.

Page 4 of 5 Pages

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Date: May 1, 2006

EUGENE P. HEYTOW
By:	/s/ Eugene P. Heytow
Eugene P. Heytow

Page 5 of 5 Pages